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                          February 14, 2022

       Jay Madhu
       Chief Executive Officer
       Oxbridge Re Holdings Limited
       Suite 201
       42 Edward Street, George Town
       P.O. Box 469
       Grand Cayman, Cayman Islands KYI-9006

                                                        Re: Oxbridge Re
Holdings Limited
                                                            Registration
Statement on Form S-3
                                                            Filed on February
8, 2022
                                                            File No. 333-262590

       Dear Mr. Madhu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance